Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Superior Plus
Income Fund

RECEIVED
2007 AUG 2? A 4: -2

07026123

: SPF.UN

S TRUST

focused o... ...alue growth

August 8, 2007

PROCESSED
AUG 2 3 2007
THOMSON
FINANCIAL

Superior Plus Announces Second Quarter Results and Growth Strategy

Highlights

- Operating distributable cash flow prior to discontinued operations for the second quarter and year to date was $35.7 million and $112.0 million, compared to the prior year periods of $36.6 million and $102.1 million.
- Operating distributable cash flow for the second quarter reflects stronger performance at Winroc and SEM, offset by lower results from Superior Propane and ERCO as compared to the prior year period.
- Distributable cash flow per trust unit for the second quarter and year to date was $0.23 and $0.93, consistent with management expectations and within our 2007 annual guidance estimates.
- Distributions paid per trust unit remained stable at $0.13 per month ($1.56 annualized) for the quarter resulting in a year to date payout ratio of 82% before strategic plan costs.
- The continued reduction of Senior Bank Debt has resulted in Senior Debt to EBITDA ratio of 1.6x and Total Debt to EBITDA ratio of 3.0x, compared to first quarter levels of 1.8x and 3.2x.
- Superior entered into a new $535 million syndicated credit facility expandable up to $600 million, creating increased financial flexibility for future growth at a lower cost of capital.
- Superior's US denominated cash flows are currently 84% hedged for 2007 at an exchange rate of 1.21 and 82% for 2008 at an exchange rate of 1.17.
- ERCO announced plans for a US$95 million expansion of its Port Edwards Chloralkali facility.

Financial Summary

	Three Months Ended June 30		Six Months Ended June 30	
(millions of dollars, except per trust unit amounts)	**2007**	2006	**2007**	2006
Financial				
Operating distributable cash flow before strategic plan costs				
Superior Propane	**9.2**	10.4	**51.5**	48.0
ERCO Worldwide ("ERCO")	**13.7**	16.5	**38.5**	34.9
Winroc	**9.5**	7.0	**15.7**	14.8
Superior Energy Management ("SEM")	**3.3**	2.7	**6.3**	4.4
	35.7	36.6	**112.0**	102.1
Discontinued operations – JW Aluminum ("JWA")	–	10.3	–	19.7
	35.7	46.9	**112.0**	121.8
Interest	**(11.9)**	(15.2)	**(23.0)**	(29.6)
Corporate cost recovery (expense)	**(4.4)**	2.9	**(7.3)**	(1.1)
Distributable cash flow before strategic plan costs	**19.4**	34.6	**81.7**	91.1
Strategic plan recovery (costs)	**0.2**	(6.0)	**(1.4)**	(6.0)
Distributable cash flow	**19.6**	28.6	**80.3**	85.1
Distributable cash flow per trust unit (before strategic plan costs), basic	**$0.23**	$0.40	**$0.95**	$1.07
Distributable cash flow per trust unit, basic	**$0.23**	$0.33	**$0.93**	$1.00
Average number of trust units outstanding (millions)	**86.2**	85.5	**85.9**	85.5
Distributions paid per trust unit	**$0.39**	$0.445	**$0.78**	$1.04

Dlw 8/22

Key Quarterly Corporate Items

- Corporate costs for the second quarter were $4.4 million, compared to a recovery of $2.9 million in the prior year quarter.
- On a normalized basis corporate costs for the second quarter were $2.0 million and $2.4 million in the prior year quarter excluding the impact of long term incentive costs and recoveries. These costs and recoveries are primarily related to long term incentive compensation and reflect a significant decline in unit price in the prior year period followed by a significant increase in the unit price in the current year period.
- Interest expense of $11.9 million in the second quarter decreased by $3.3 million compared to the prior year quarter due to lower debt levels and the benefit of the appreciation of the Canadian dollar on US denominated debt.

Corporate Growth Strategy

- Superior Plus completed a comprehensive five year plan of our four core business units in conjunction with its review of SIFT tax implications anticipated for 2011.
- All four businesses have excellent growth profiles which should offset the impact of tax legislation in 2011.
- Superior Propane commenced its program of creating regional centers as part of its business transformation platform to increase gross profit per customer, focusing on value-added customer service programs.
- ERCO announced plans to convert its Port Edwards chloralkalai facility from mercury based technology to membrane technology at an estimated cost of US $95 million, and the project is expected to be completed in the last half of 2009.
- Winroc continues to evaluate additional greenfield locations and acquisition opportunities as part of their diversification growth strategy.
- Superior Energy Management entered into the high growth fixed-price retail electricity market in Ontario and expanded into the newly deregulated British Columbia residential natural gas market.

Superior Propane

- Operating distributable cash flow of $9.2 million for the second quarter was in line with expectations and compares to $10.4 million for the prior year quarter.
- Sales volumes increased to 280 from 270 million litres reflecting colder weather and growth in industrial volumes.
- Propane sales margins were impacted due to competitive pressures on residential and industrial market segments.
- Operating distributable cash flow guidance for 2007 continues to be $95 - $100 million, increasing in 2008 to $100 - $105 million.

ERCO

- Operating distributable cash flow of $13.7 million for the second quarter was in line with expectations and compares to $16.5 million for the prior year quarter.
- Gross profit remained strong at $48.5 million due to strong pricing received on sodium chlorate and chloralkali/potassium products partially offset by the appreciation of the Canadian dollar.
- Pulp prices continued to remain firm throughout the quarter supporting a stable sodium chlorate demand profile.
- ERCO continued its diversification strategy resulting in North American sodium chlorate operations contributing 46% of operating distributable cash flow compared to 69% in the prior year quarter.

- Chemical sales volumes were 193,000 tonnes as compared to 183,000 tonnes in the prior year quarter, reflecting higher operating rates and the inclusion of volumes at ERCO's Chilean facility which more than offset the lost volumes associated with the Bruderheim facility closure.
- Operating distributable cash flow guidance remains unchanged at $70 - $75 million for 2007 and 2008.

Winroc

- Operating distributable cash flow of $9.5 million for the second quarter, increased by $2.5 million from the prior year quarter, principally due to lower maintenance capital expenditures, as stronger performance in Western Canada was offset by weaker residential markets in Ontario and the United States.
- Ontario and US residential sales volumes in 2007 continue to remain soft with improvement expected in these markets in late 2008.
- The fragmented nature of the specialty buildings product distribution industry, combined with the market downturn in Ontario and US residential markets, provides for excellent consolidation and greenfield opportunities for Winroc.
- Operating distributable cash flow guidance for 2007 continues to be $30 - $35 million, increasing to $32 - $37 million in 2008.

SEM

- Operating distributable cash flow of $3.3 million for the second quarter increased by $0.6 million over the prior year quarter.
- SEM continues to focus on growing its high-margin residential and small commercial customer base.
- SEM successfully entered the British Columbia fixed-price natural gas market adding 15,000 new customers with cash flow expected in late 2007.
- SEM established entry into the Ontario fixed-price electricity market with Bruce Power LP as the energy provider. SEM has started selling fixed-price electricity contracts to residential customers as of August 1, 2007.
- Operating distributable cash flow guidance for 2007 continues to be $12 - $15 million, increasing to $15 - $18 million in 2008.

Financial Projections

(millions of dollars, except per trust unit amounts)	2007	2008
Operating distributable cash flow		
Superior Propane	95-100	100-105
ERCO	70-75	70-75
Winroc	30-35	32-37
SEM	12-15	15-18
Distributable cash per trust unit	1.75-1.90	1.85-2.05
Payout ratio (target of 85% - 90%)	85%(1)	80%(1)
Average Senior Debt/EBITDA (target of 1.5 to 2.0x)	1.7x(2)	1.7x(2)
Average Total Debt/EBITDA (target of 2.5 to 3.0x)	3.1x(2)	2.8x(2)

(1) Based on mid-point of the distributable cash flow per unit range.
(2) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, cash on hand, DRIP and the Port Edwards conversion.

Consolidated Outlook

Superior's second quarter results continue to support year-end expectations of consolidated distributable cash flow per trust unit for 2007 to be between $1.75 and $1.90, increasing in 2008 to the $1.85 to $2.05 range. The payout ratios are also in line with guidance for 2007 and 2008 at 85% and 80%, respectively. The projected Senior Debt to EBITDA and Total Debt to EBITDA ratios of 1.7x and 3.1x for 2007 and 1.7x and 2.8x for 2008 reflect US $54 million of the total US $95 million investment in the Port Edwards conversion. We believe our diversified portfolio of four growth-orientated businesses, our improved financial strength, and our strategic approach to capital allocation will result in long-term stability of distributions and value growth for our Unitholders.

Second Quarter Results

The Fund's financial statements for the period ended June 30, 2007, including its Management's Discussion and Analysis, are available on Superior's website at: www.superiorplus.com under investor information section and at www.sedar.com.

Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2007 Second Quarter Results 9:30 a.m. EST (7:30 a.m. MST) on Thursday, August 9, 2007. To participate in the call, dial: 1-800-587-1893. An archived recording of the call will be available for replay until midnight, August 16, 2007. To access the recording, dial: 1-877-289-8525 and enter pass code 21241309 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Scott Daniel Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Forward Looking and Non-GAAP Statements

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or its wholly owned partnership, Superior Plus LP ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow and Other Non-GAAP Measures

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities

SUPPL

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

RECEIVED
2007 AUG 27 A 4:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Superior Plus

NEWS

TSX:SPF.UN
Calgary, August 8, 2007

For Immediate Release

August 2007 Cash Distribution and Upcoming Events

August 2007 Cash Distribution - $0.13 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of August 2007 of $0.13 per trust unit payable on September 14, 2007. The record date is August 31, 2007 and the ex-distribution date will be August 29, 2007. The Fund's current annualized cash distribution rate is $1.56 per trust unit.

For income tax purposes, the income from the August, 2007 cash distribution of $0.13 per trust unit is considered to be other income. A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at www.superiorplus.com.

2007 Second Quarter Results Conference Call

The fund expects to release its 2007 second quarter results on August 8, 2007. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2007 second quarter results is scheduled for 9:30 a.m. EST (7:30 a.m. MST) on Thursday, August 9, 2007. To participate in the call, dial: 1-800-587-1893. An archived recording of the call will be available for replay until midnight, August 16, 2007. To access the recording, dial: 1-877-289-8525 and enter the pass code 21241309 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

DRIP

The Fund has a Distribution Reinvestment Plan ("DRIP") available to its Unitholders. The DRIP allows participants to have their monthly cash distributions reinvested in additional units of the Fund at an effective discount of 5% to the Fund's market price. The DRIP program offers Unitholders the opportunity to steadily increase their ownership in the Fund without commissions or brokerage fees. Further information on the DRIP is posted on the Fund's website. Unitholders whose units are registered in the name of an investment banker, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to enrol in the plan.

Superior Plus

NEWS

For Immediate Release

TSX:SPF.UN
Calgary, August 8, 2007

ERCO Worldwide Announces US$95 Million Expansion of Port Edwards Chloralkali Facility

Superior Plus Income Fund (the "Fund") is pleased to announce that ERCO Worldwide a division of the Fund will be converting its Port Edwards chloralkali facility from mercury based technology to membrane technology. The current mercury based plant would be projected to close within the next 5 to 7 years and this conversion will extend the facility life for an additional 25 to 30 years. The investment in the facility conversion is estimated to be US $95 million (including capitalized interest and working capital of $8 million). Start-up of the new state-of-the-art technology is projected for the last half of 2009, pending the completion of the permitting process.

The Port Edwards facility is the third largest producer of potassium chloralkali products in North America and has a strong competitive position with a track record of stable cash flow which will be further enhanced with completion of the project. The project will commence immediately and can be accommodated with minimal disruption to current operations. The project is expected to be accretive to unitholders generating an estimated USD $17.5 million in increased operating cash flow in its first full year of operation utilizing current chlorine and caustic prices. Long term sustainable earnings before interest, taxes, depreciation and amortization is forecasted to average USD $26 million over the life of the facility. The project is expected to provide the Fund with an after tax rate of return greater than 15%.

In commenting on the investment, Grant Billing Chairman and Chief Executive Officer stated "We are extremely pleased to announce this attractive investment which will further diversify our North American specialty chemical business and provide incremental growth in distributable cash flow for our Unitholders. Our strong balance sheet combined with the proceeds from our DRIP equity program and our new $535 million syndicated debt facility allows the Fund to capitalize on attractive investment growth opportunities from all of our business units in the future.

Paul Timmons, President of ERCO Worldwide, stated "Membrane is a proven technology and provides significant environmental benefits over the existing mercury based technology. This conversion significantly extends facility life, increases capacity of the facility by approximately 30%, reduces operating costs through enhanced efficiency of electrical energy and maintains flexibility in facility operations. The Port Edwards expansion allows ERCO Worldwide to diversify its overall portfolio by increasing its product mix in chloralkali and reducing its dependency on the North American sodium chlorate market."

Superior Plus LP | 2820, 605 – 5 Avenue SW Calgary, Alberta T2P 3H5 | Tel: 403-218-2970 Fax: 403-218-2973 | Toll Free: 866-490-PLUS Web: www.superiorplus.com

TSX: SPF.UN

Superior Plus
Income Fund

A DIVERSIFIED BUSINESS TRUST
focused on stability of distributions and value growth

August 8, 2007

Superior Plus Announces Second Quarter Results and Growth Strategy

Highlights

- Operating distributable cash flow prior to discontinued operations for the second quarter and year to date was $35.7 million and $112.0 million, compared to the prior year periods of $36.6 million and $102.1 million.
- Operating distributable cash flow for the second quarter reflects stronger performance at Winroc and SEM, offset by lower results from Superior Propane and ERCO as compared to the prior year period.
- Distributable cash flow per trust unit for the second quarter and year to date was $0.23 and $0.93, consistent with management expectations and within our 2007 annual guidance estimates.
- Distributions paid per trust unit remained stable at $0.13 per month ($1.56 annualized) for the quarter resulting in a year to date payout ratio of 82% before strategic plan costs.
- The continued reduction of Senior Bank Debt has resulted in Senior Debt to EBITDA ratio of 1.6x and Total Debt to EBITDA ratio of 3.0x, compared to first quarter levels of 1.8x and 3.2x.
- Superior entered into a new $535 million syndicated credit facility expandable up to $600 million, creating increased financial flexibility for future growth at a lower cost of capital.
- Superior's US denominated cash flows are currently 84% hedged for 2007 at an exchange rate of 1.21 and 82% for 2008 at an exchange rate of 1.17.
- ERCO announced plans for a US$95 million expansion of its Port Edwards Chloralkali facility.

Financial Summary

	Three Months Ended June 30		Six Months Ended June 30	
(millions of dollars, except per trust unit amounts)	**2007**	2006	**2007**	2006
Financial				
Operating distributable cash flow before strategic plan costs				
Superior Propane	**9.2**	10.4	**51.5**	48.0
ERCO Worldwide ("ERCO")	**13.7**	16.5	**38.5**	34.9
Winroc	**9.5**	7.0	**15.7**	14.8
Superior Energy Management ("SEM")	**3.3**	2.7	**6.3**	4.4
	35.7	36.6	**112.0**	102.1
Discontinued operations – JW Aluminum ("JWA")	**–**	10.3	**–**	19.7
	35.7	46.9	**112.0**	121.8
Interest	**(11.9)**	(15.2)	**(23.0)**	(29.6)
Corporate cost recovery (expense)	**(4.4)**	2.9	**(7.3)**	(1.1)
Distributable cash flow before strategic plan costs	**19.4**	34.6	**81.7**	91.1
Strategic plan recovery (costs)	**0.2**	(6.0)	**(1.4)**	(6.0)
Distributable cash flow	**19.6**	28.6	**80.3**	85.1
Distributable cash flow per trust unit (before strategic plan costs), basic	**$0.23**	$0.40	**$0.95**	$1.07
Distributable cash flow per trust unit, basic	**$0.23**	$0.33	**$0.93**	$1.00
Average number of trust units outstanding (millions)	**86.2**	85.5	**85.9**	85.5
Distributions paid per trust unit	**$0.39**	$0.445	**$0.78**	$1.04

Key Quarterly Corporate Items

- Corporate costs for the second quarter were $4.4 million, compared to a recovery of $2.9 million in the prior year quarter.
- On a normalized basis corporate costs for the second quarter were $2.0 million and $2.4 million in the prior year quarter excluding the impact of long term incentive costs and recoveries. These costs and recoveries are primarily related to long term incentive compensation and reflect a significant decline in unit price in the prior year period followed by a significant increase in the unit price in the current year period.
- Interest expense of $11.9 million in the second quarter decreased by $3.3 million compared to the prior year quarter due to lower debt levels and the benefit of the appreciation of the Canadian dollar on US denominated debt.

Corporate Growth Strategy

- Superior Plus completed a comprehensive five year plan of our four core business units in conjunction with its review of SIFT tax implications anticipated for 2011.
- All four businesses have excellent growth profiles which should offset the impact of tax legislation in 2011.
- Superior Propane commenced its program of creating regional centers as part of its business transformation platform to increase gross profit per customer, focusing on value-added customer service programs.
- ERCO announced plans to convert its Port Edwards chloralkalai facility from mercury based technology to membrane technology at an estimated cost of US $95 million, and the project is expected to be completed in the last half of 2009.
- Winroc continues to evaluate additional greenfield locations and acquisition opportunities as part of their diversification growth strategy.
- Superior Energy Management entered into the high growth fixed-price retail electricity market in Ontario and expanded into the newly deregulated British Columbia residential natural gas market.

Superior Propane

- Operating distributable cash flow of $9.2 million for the second quarter was in line with expectations and compares to $10.4 million for the prior year quarter.
- Sales volumes increased to 280 from 270 million litres reflecting colder weather and growth in industrial volumes.
- Propane sales margins were impacted due to competitive pressures on residential and industrial market segments.
- Operating distributable cash flow guidance for 2007 continues to be $95 - $100 million, increasing in 2008 to $100 - $105 million.

ERCO

- Operating distributable cash flow of $13.7 million for the second quarter was in line with expectations and compares to $16.5 million for the prior year quarter.
- Gross profit remained strong at $48.5 million due to strong pricing received on sodium chlorate and chloralkali/potassium products partially offset by the appreciation of the Canadian dollar.
- Pulp prices continued to remain firm throughout the quarter supporting a stable sodium chlorate demand profile.
- ERCO continued its diversification strategy resulting in North American sodium chlorate operations contributing 46% of operating distributable cash flow compared to 69% in the prior year quarter.

- Chemical sales volumes were 193,000 tonnes as compared to 183,000 tonnes in the prior year quarter, reflecting higher operating rates and the inclusion of volumes at ERCO's Chilean facility which more than offset the lost volumes associated with the Bruderheim facility closure.
- Operating distributable cash flow guidance remains unchanged at $70 - $75 million for 2007 and 2008.

Winroc

- Operating distributable cash flow of $9.5 million for the second quarter, increased by $2.5 million from the prior year quarter, principally due to lower maintenance capital expenditures, as stronger performance in Western Canada was offset by weaker residential markets in Ontario and the United States.
- Ontario and US residential sales volumes in 2007 continue to remain soft with improvement expected in these markets in late 2008.
- The fragmented nature of the specialty buildings product distribution industry, combined with the market downturn in Ontario and US residential markets, provides for excellent consolidation and greenfield opportunities for Winroc.
- Operating distributable cash flow guidance for 2007 continues to be $30 - $35 million, increasing to $32 - $37 million in 2008.

SEM

- Operating distributable cash flow of $3.3 million for the second quarter increased by $0.6 million over the prior year quarter.
- SEM continues to focus on growing its high-margin residential and small commercial customer base.
- SEM successfully entered the British Columbia fixed-price natural gas market adding 15,000 new customers with cash flow expected in late 2007.
- SEM established entry into the Ontario fixed-price electricity market with Bruce Power LP as the energy provider. SEM has started selling fixed-price electricity contracts to residential customers as of August 1, 2007.
- Operating distributable cash flow guidance for 2007 continues to be $12 - $15 million, increasing to $15 - $18 million in 2008.

Financial Projections

(millions of dollars, except per trust unit amounts)	2007	2008
Operating distributable cash flow		
Superior Propane	95-100	100-105
ERCO	70-75	70-75
Winroc	30-35	32-37
SEM	12-15	15-18
Distributable cash per trust unit	1.75-1.90	1.85-2.05
Payout ratio (target of 85% - 90%)	85%(1)	80%(1)
Average Senior Debt/EBITDA (target of 1.5 to 2.0x)	1.7x(2)	1.7x(2)
Average Total Debt/EBITDA (target of 2.5 to 3.0x)	3.1x(2)	2.8x(2)

(1) Based on mid-point of the distributable cash flow per unit range.

(2) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, cash on hand, DRIP and the Port Edwards conversion.

Consolidated Outlook

Superior's second quarter results continue to support year-end expectations of consolidated distributable cash flow per trust unit for 2007 to be between $1.75 and $1.90, increasing in 2008 to the $1.85 to $2.05 range. The payout ratios are also in line with guidance for 2007 and 2008 at 85% and 80%, respectively. The projected Senior Debt to EBITDA and Total Debt to EBITDA ratios of 1.7x and 3.1x for 2007 and 1.7x and 2.8x for 2008 reflect US $54 million of the total US $95 million investment in the Port Edwards conversion. We believe our diversified portfolio of four growth-orientated businesses, our improved financial strength, and our strategic approach to capital allocation will result in long-term stability of distributions and value growth for our Unitholders.

Second Quarter Results

The Fund's financial statements for the period ended June 30, 2007, including its Management's Discussion and Analysis, are available on Superior's website at: www.superiorplus.com under investor information section and at www.sedar.com.

Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2007 Second Quarter Results 9:30 a.m. EST (7:30 a.m. MST) on Thursday, August 9, 2007. To participate in the call, dial: 1-800-587-1893. An archived recording of the call will be available for replay until midnight, August 16, 2007. To access the recording, dial: 1-877-289-8525 and enter pass code 21241309 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Wayne Bingham — Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Scott Daniel — Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Forward Looking and Non-GAAP Statements

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or its wholly owned partnership, Superior Plus LP ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow and Other Non-GAAP Measures

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities

Management Discussion and Analysis of 2007 Second Quarter Results

August 8, 2007

Overview of the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus has four Canadian based operating divisions: **Superior Propane** is Canada's largest distributor of propane, related products and services; **ERCO Worldwide** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; **Winroc** is estimated to be the largest specialty walls and ceilings distributor in Canada and a leading distributor in North America; and **Superior Energy Management** provides fixed-price natural gas and electricity supply services in Ontario and natural gas in British Columbia and Quebec.

This management discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements. Readers are encouraged to refer to Superior's 2006 and 2007 first quarter management discussion and analysis and Consolidated Financial Statements and 2006 Annual Information Form filed in 2007 with Canadian regulatory agencies. These documents are available at www.sedar.com and www.superiorplus.com.

Second Quarter and Year to Date Results

Second quarter distributable cash flow before strategic plan costs (recoveries) was $19.4 million ($19.6 million after strategic plan costs (recoveries)), a decrease of $15.2 million (44%) over the prior year quarter (a decrease of $9.0 million (31%) after strategic plan costs (recoveries)). The decrease in distributable cash flow was due principally to the absence of a contribution from JW Aluminum as a result of its sale on December 7, 2006, higher corporate costs due principally to $5.3 million in long-term incentive cost reversals recorded in the prior year quarter, reduced operating cash flow at ERCO and Superior Propane, which were partially offset by improved operating cash flow at Winroc and SEM and lower interest costs.

Distributable cash flow per trust unit before strategic plan costs (recoveries) was $0.23 in the second quarter ($0.23 after strategic plan costs (recoveries)), a decrease of $0.17 (43%) from the prior year quarter, and a decrease of $0.10 per trust unit (30%) after strategic plan costs (recoveries), due to the decrease in distributable cash flow. The average number of trust units outstanding was comparable with the prior year quarter.

Distributable cash flow before strategic plan costs for the six months ended June 30, 2007 was $81.7 million ($80.3 million after strategic plan costs), a decrease of $9.4 million (10%) over the prior year period (a decrease of $4.8 million (6%) after strategic plan costs). The change in distributable cash flow is due to higher operating cash flow at Superior Propane, ERCO, Winroc and SEM, and lower interest costs, which were more than offset by the absence of a contribution from JW Aluminum as a result of its sale on December 7, 2006 and higher corporate costs due to one time cost reversals in the prior year quarter.

Distributable cash flow per trust unit before strategic plan costs was $0.95 for the six months ended June 30, 2007 ($0.93 after strategic plan costs), a decrease of $0.12 (11%) from the prior year quarter, and a decrease of $0.07 per trust unit (7%) after strategic plan costs, due to the decrease in distributable cash flow. The average number of trust units outstanding was consistent with the prior year period.

Net loss for the second quarter was $25.5 million, compared to $153.3 million for the prior year quarter. The decrease in net loss is principally due to a $170.8 million net impairment charge recorded by ERCO in the prior year quarter. Future income taxes also contributed to the change in net loss due to revised income tax legislation affecting the Fund, see "Taxation" for a further explanation of this change. Also affecting the loss in the current quarter was unrealized losses on financial instruments recorded in the current quarter that were not present in the prior year quarter, due to the adoption of new accounting standards on January 1, 2007, see "Changes in Accounting Policies" for a further explanation of these changes. The unrealized loss is principally due to losses on SEM's financial natural gas derivative contracts due to a decrease in the forward price of natural gas and losses on Superior's foreign currency forward contracts due to the

strengthened Canadian dollar compared to the United States dollar, offset by gains on Superior's United States dollar denominated debt. Additionally, second quarter net earnings were affected for the same reasons as distributable cash flow for the second quarter.

Net earnings for the six months ended June 30, 2007 were $82.2 million, compared to a net loss of $120.0 million in the prior year period. The change in net earnings (loss) is principally due to a $170.8 million net impairment charge recorded by ERCO in the prior year period. Additionally, the current year period was impacted by unrealized gains on financial instruments recorded in the current year period that were not present in the prior year period, due to the adoption of new accounting standards on January 1, 2007, see "Changes in Accounting Policies" for a further explanation of these changes. The unrealized gain is principally due to gains on SEM's financial natural gas derivative contracts due to an increase in the forward price of natural gas, gains on ERCO's fixed-price electricity purchase agreement due to an increase in the forecasted price of electricity, gains on Superior's United States denominated debt due to the strengthened Canadian dollar compared to the United States dollar, offset by losses on Superior's foreign currency forward contracts due to the changes in Canadian and United States foreign currency rates. Future income taxes also affected the change in net earnings (loss) for the same reasons identified in the analysis of the quarter.
Additionally, net earnings for the six months ended June 30, 2007 were affected for the same reasons as distributable cash flow for the period ended June 30, 2007.

Distributable Cash Flow (1)

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Cash generated from continuing operations before natural gas customer acquisition costs and changes in working capital	**23.4**	22.0	**85.5**	73.0
Add: Distributable cash flow from discontinued operations(2)	**–**	10.3	**–**	19.7
Management internalization costs	**0.5**	1.3	**0.5**	1.3
Less: Maintenance capital expenditures, net	**(2.3)**	(4.3)	**(2.6)**	(7.5)
Amortization of natural gas customer acquisition costs	**(2.0)**	(0.7)	**(3.1)**	(1.4)
Distributable cash flow	**19.6**	28.6	**80.3**	85.1
Strategic plan costs (recovery)	**(0.2)**	6.0	**1.4**	6.0
Distributable cash flow before strategic plan costs	**19.4**	34.6	**81.7**	91.1
Distributable cash flow	**19.6**	28.6	**80.3**	85.1
Distributable cash flow borrowed (reinvested)(5)	**14.0**	9.4	**(13.3)**	3.8
Distributed cash flow	**33.6**	38.0	**67.0**	88.9
Distributable cash flow per trust unit (before strategic plan costs), basic(3) and diluted(4)	**$0.23**	$0.40	**$0.95**	$1.07
Distributable cash flow per trust unit, basic(3) and diluted(4)	**$0.23**	$0.33	**$0.93**	$1.00
Distribution payout ratio (before strategic plan costs)(5)	**170%**	111%	**82%**	97%
Distribution payout ratio (after strategic plan costs)(5)	**170%**	135%	**84%**	104%

(1) See the Interim Consolidated Financial Statements for cash generated from operations before natural gas customer acquisition costs and changes in working capital, maintenance capital expenditures, and amortization of natural gas customer acquisition costs.

(2) See JWA discussion.

(3) The weighted average number of trust units outstanding for the three months ended June 30, 2007 is 86.2 million (2006 – 85.5 million) and for the six months ended June 30, 2007 is 85.9 million (2006 – 85.5 million).

(4) For the three and six months ended June 30, 2007 and 2006, there were no dilutive instruments.

(5) See Distributions Paid to Unitholders.

Superior Propane

Superior Propane generated operating distributable cash flow of $9.2 million in the second quarter, a decrease of $1.2 million (12%) from the prior year quarter due to higher operating expenses, partially offset by higher other services gross profit.

Condensed operating results for the three and six months ended June 30, 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

	Three months ended June 30				Six months ended June 30			
(millions of dollars except per litre amounts)	**2007**		2006		**2007**		2006	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**39.7**	**14.2**	40.7	15.1	**112.1**	**14.8**	111.2	15.5
Other services[1]	**15.9**	**5.7**	14.3	5.3	**38.5**	**5.2**	29.3	4.1
Total Gross Profit	**55.6**	**19.9**	55.0	20.4	**150.6**	**20.0**	140.5	19.6
Less:								
Cash operating, admin & cash tax costs	**(46.1)**	**(16.5)**	(44.3)	(16.4)	**(99.5)**	**(13.2)**	(92.5)	(12.9)
Cash generated from operations before changes in net working capital	**9.5**	**3.4**	10.7	4.0	**51.1**	**6.8**	48.0	6.7
Maintenance capital proceeds (expenditures), net	**(0.3)**	**(0.1)**	(0.3)	(0.1)	**0.4**	–	–	–
Operating distributable cash flow	**9.2**	**3.3**	10.4	3.9	**51.5**	**6.8**	48.0	6.7
Propane retail volumes sold *(millions of litres)*	**280**		270		**756**		718	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 7 and 13 to the Interim Consolidated Financial Statements). In order to provide meaningful comparative results, these amounts have been reclassified in a manner consistent with the accounting treatment in the comparative period. As such, included in other services gross profit for the three and six months ended June 30, 2007 is $0.1 million and $0.2 million in realized foreign currency forward contract gains.

Propane sales gross profit for the second quarter was $39.7 million, a decrease of $1.0 million (2%) from the prior year quarter, as sales volumes increased by 10 million litres (4%) and sales margins decreased by 0.9 cents per litre (6%). Residential and commercial volumes increased by 7 million litres (10%) and industrial volumes increased 7 million litres (5%), due principally to colder weather, as weather across Canada was 12% colder than the prior year. Additionally, volumes benefited from higher customer retention levels as a result of customer service initiatives implemented throughout 2006 and 2007. Industrial volumes continued to benefit from strong oil field volumes. Automotive propane volumes declined by 4 million litres (9%), consistent with decline trends in this end-use market. Propane sales margins declined principally due to competitive pressures on residential, industrial and automotive volumes. Superior Propane is continuing to ensure that propane margins are actively managed throughout the remainder of 2007.

Other services gross profit was $15.9 million for the second quarter, an increase of $1.6 million (11%) over the prior year quarter, as Superior Propane's fixed-price heating programs returned to historical profitability. The 2005/2006 heating season fixed-price program was negatively impacted by the gulf coast hurricane in the third quarter of 2005 which had increased the hedging costs of the program. Additionally, other service gross profit benefited from higher propane delivery and hazmat fees as a result of the increase in sales volumes, and higher service and rental revenues, resulting from Superior Propane's continued focus on its service business.

Volume and Gross Profit by End-Use Market Segment

End-Use Applications:	Three Months Ended June 30 2007 Volume(1)	2007 Gross Profit(2)	2006 Volume(1)	2006 Gross Profit(2)	Six Months Ended June 30 2007 Volume(1)	2007 Gross Profit(2)	2006 Volume(1)	2006 Gross Profit(2)
Residential	**25**	**7.7**	22	7.8	**95**	**29.8**	87	30.1
Commercial	**54**	**10.1**	50	9.8	**178**	**32.6**	161	31.5
Agricultural	**10**	**1.3**	10	1.1	**38**	**3.9**	38	3.7
Industrial	**152**	**16.7**	145	16.5	**378**	**38.5**	357	36.6
Automotive	**39**	**3.9**	43	5.5	**67**	**7.3**	75	9.3
Other Services	**–**	**15.9**	–	14.3	**–**	**38.5**	–	29.3
	280	**55.6**	270	55.0	**756**	**150.6**	718	140.5
Average Margin(3)	**14.2**		15.1		**14.8**		15.5	

(1) Volume of retail propane sold (millions of litres) (2) Millions of dollars (3) Average retail propane sale margin (cents per litre)

Volume and Gross Profit by Region

Regions:	Three Months Ended June 30 2007 Volume(1)	2007 Gross Profit(2)	2006 Volume(1)	2006 Gross Profit(2)	Six Months Ended June 30 2007 Volume(1)	2007 Gross Profit(2)	2006 Volume(1)	2006 Gross Profit(2)
Atlantic	**22**	**6.5**	21	6.6	**58**	**17.2**	54	15.9
Quebec	**48**	**9.8**	48	9.8	**124**	**24.7**	121	22.1
Ontario	**63**	**14.1**	61	14.7	**169**	**41.2**	165	40.4
Sask/Man	**33**	**4.1**	29	4.6	**111**	**14.8**	99	13.2
AB/NWT	**68**	**11.6**	58	8.6	**183**	**31.0**	166	27.2
BC/YK	**46**	**9.5**	53	10.7	**111**	**21.7**	113	21.7
	280	**55.6**	270	55.0	**756**	**150.6**	718	140.5
Average Margin(3)	**14.2**		15.1		**14.8**		15.5	

(1) Volume of retail propane sold (millions of litres) (2) Millions of dollars (3) Average retail propane sale margin (cents per litre)

Cash operating and administrative costs of $46.1 million, increased by $1.8 million (4%) from the prior year quarter, due to higher wages and benefits, and maintenance costs. Net maintenance capital expenditures for the quarter totaled $0.3 million, consistent with the prior year quarter, and was comprised of expenditures of $0.7 million and proceeds of $0.4 million.

For 2007, maintenance capital is anticipated to be lower than historical levels due to the implementation of a comprehensive operating lease program. Superior Propane has been leasing service trucks, crane trucks and tandem tractors for several years and has now expanded and streamlined its leasing programs with a master lease and other lease arrangements at attractive rates. Superior intends to expand the program to bulk trucks and accelerate the fleet renewal for 2007 and 2008. Increasing lease costs are anticipated to be offset over time by lower operating costs, resulting from lower repair and maintenance costs, additional benefits are also expected in relation to fleet reliability, improved productivity, safety and corporate image. The program is designed to better align the cost structure with Superior Propane's ongoing operations and result in customer service improvements.

Superior Propane expects operating distributable cash flow for 2007 to be in the $95 to $100 million range, increasing in 2008 to the $100 to $105 million range, which is consistent with the outlook provided in the 2006 annual and 2007 first quarter management discussion and analysis.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow in the second quarter of $13.7 million, a decrease of $2.8 million (17%) from the prior year quarter, predominantly due to higher operating expenses and maintenance capital expenditures.

Condensed operating results for the three and six months ended June 30, 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

	Three months ended June 30				Six months ended June 30			
(millions of dollars except per metric tonne (MT) amounts)	**2007**		2006		**2007**		2006	
Revenue		**$ per MT**		$ per MT		**$ per MT**		$ per MT
Chemical[1]	**105.6**	**547**	98.4	538	**215.3**	**556**	200.0	535
Technology	**7.4**	**38**	7.0	38	**19.5**	**50**	11.5	31
Cost of Sales								
Chemical[1]	**(59.0)**	**(306)**	(52.7)	(288)	**(117.2)**	**(302)**	(106.6)	(285)
Technology	**(5.5)**	**(28)**	(4.5)	(25)	**(14.3)**	**(37)**	(6.9)	(19)
Gross Profit	**48.5**	**251**	48.2	263	**103.3**	**267**	98.0	262
Less: Cash operating, administrative & tax costs	**(32.8)**	**(170)**	(30.3)	(165)	**(62.2)**	**(161)**	(59.5)	(159)
Cash generated from operations before changes in net working capital	**15.7**	**81**	17.9	98	**41.1**	**106**	38.5	103
Maintenance capital expenditures	**(2.0)**	**(11)**	(1.4)	(8)	**(2.6)**	**(7)**	(3.6)	(10)
Operating distributable cash flow	**13.7**	**70**	16.5	90	**38.5**	**99**	34.9	93
Chemical volumes sold (thousands of MTs)	**193**		183[2]		**387**		374[2]	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 7 and 13 to the Interim Consolidated Financial Statements). In order to provide meaningful comparative results, these amounts have been reclassified in a manner consistent with the accounting treatment in the comparative period. As such, included in chemical revenue for the three and six months ended June 30, 2007 is $2.5 million and $4.9 million in realized foreign currency forward contract gains and included in chemical cost of sales for the three and six months ended June 30, 2007 is $0.8 million and $2.7 million in realized fixed-price electricity gains.

(2) Hydrochloric acid volumes have been restated to a dry basis of measurement as compared to a wet basis of measurement to reflect industry practice.

Second quarter gross profit was $48.5 million, comprised of $46.6 million from chemical sales and $1.9 million from technology projects. Chemical sales gross profit was $0.9 million higher than the prior year quarter, due to higher chloralkali/potassium gross profits, offset by reduced sodium chlorate gross profits. North American sodium chlorate operations contributed approximately 46% of operating distributable cash flow in the second quarter compared to 69% in the prior year quarter, reflecting ERCO's continued focus on international sodium chlorate and North American chloralkali/potassium sales. Sodium chlorate gross profits were lower than the prior year quarter as a 5% increase in sodium chlorate sales volumes, due principally to the inclusion of volumes at ERCO's Chilean facility which began commercial production in the fourth quarter of 2006, was more than offset by higher net electrical energy costs. Realized selling prices on sodium chlorate were consistent with the prior year quarter as product price increases were substantially offset by a stronger Canadian dollar which negatively impacted United States denominated sales, in conjunction with reduced hedging gains. Chloralkali/potassium gross profits were higher than the prior year quarter due to higher sales volumes and higher realized selling prices. Technology gross profit was lower than the prior year quarter due to reduced project activity.

Cash operating, administration and tax costs were $32.8 million, an increase of $2.5 million from the prior year quarter, due to higher US cash taxes resulting from improved performance in the US operations, losses on US denominated working capital due to the appreciation the Canadian dollar, the inclusion of costs associated with the Chilean facility, which were partially offset by cost savings from the closure of the Bruderheim facility in the fourth quarter of 2006. Maintenance capital expenditures of $2.0 million were $0.6 million higher than the prior year quarter due principally to the completion of projects which were delayed from the first quarter of 2007 due to unfavourable weather.

Growth capital expenditures of $1.1 million were incurred in the quarter and were principally focused on anode cell replacement.

ERCO has determined that it will convert its Port Edwards chloralkali facility from mercury based technology to membrane technology. The project maintains flexibility in plant operations, increased capacity of approximately 30%, a significant extension of the plant life and enhances the efficiency of ERCO's use of electrical energy. The cost of the conversion is estimated to be US $95 million. See the press release, "ERCO Worldwide Announces US $95 million Expansion of Port Edwards Chloralkali Facility", dated August 8, 2007, for further details.

ERCO expects operating distributable cash flow for 2007 and 2008 to be in the $70 to $75 million range, $5.0 million higher than the guidance provided in the 2006 annual management discussion and analysis, and consistent with the guidance provided in the 2007 first quarter management discussion and analysis, reflecting an improvement in the North American sodium chlorate market.

Winroc

Winroc generated operating distributable cash flow of $9.5 million, an increase of $2.5 million (36%) from the prior year quarter, principally due to lower maintenance capital expenditures, as sales and gross profit improvements in Western Canada were offset by weaker performance in the Ontario and United States markets.

Condensed operating results for the three and six months ended June 30, 2007 and 2006 are provided in the following table. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

	Three months ended June 30		**Six months ended June 30**	
(millions of dollars)	**2007**	2006	**2007**	2006
Distribution and direct sales gross profit	**32.6**	32.7	**61.7**	65.1
Less: Cash operating, administrative & cash tax costs	**(23.1)**	(23.1)	**(45.6)**	(46.4)
Cash generated from operations before changes in net working capital	**9.5**	9.6	**16.1**	18.7
Maintenance capital expenditures, net	**–**	(2.6)	**(0.4)**	(3.9)
Operating distributable cash flow	**9.5**	7.0	**15.7**	14.8

Distribution and direct sales gross profit of $32.6 million in the second quarter was consistent with the prior year quarter, as increased volumes and gross profit in Western Canada, was offset by reduced volumes in Ontario and the United States due to competitive pressures and reduced residential construction demand. Drywall sales volumes, an indicator of overall sales volumes, decreased 12% compared to the prior year quarter. The decrease in sales volumes was due to weaker sales volumes in Ontario and the United States outpacing the increase in sales volumes in Western Canada. Cash operating and administrative costs were consistent with the prior year quarter due principally to lower sales volumes in Ontario and the United States, offset by higher costs in the Western Canada operations due to higher volumes. Maintenance capital expenditures were nominal for the second quarter, and were $2.6 million lower than the prior year period, due principally to timing of expenditures and the implementation of a master leasing agreement. In conjunction with Superior Propane, Winroc has entered into master lease arrangements for the ongoing requirements of its delivery fleet. Similarly to Superior Propane, the leasing program is anticipated to reduce maintenance capital expenditures on a comparative basis for the remainder of 2007. Additionally, the prior year quarters maintenance capital expenditures were higher than historical averages due to growth in the business and the timing of expenditures.

Winroc expects operating distributable cash flow for 2007 to be in the $30 to $35 million range, increasing in 2008 to the $32 to $37 million range, which is consistent with the outlook provided in the 2006 annual and 2007 first quarter management discussion and analysis.

Superior Energy Management ("SEM")

SEM's condensed operating results for the three and six months ended June 30, 2007 and 2006 are provided below. See "Segmented Distributable Cash Flow" for detailed comparative business segment results.

(millions of dollars except per gigajoule ("GJ") amounts)	Three months ended June 30				Six months ended June 30			
	2007		2006		2007		2006	
		¢ per GJ		¢ per GJ		¢ per GJ		¢ per GJ
Gross profit	**7.7**	**86.7**	5.3	53.0	**14.5**	**76.3**	9.7	51.1
Less: Cash operating, admin. & selling costs	**(4.4)**	**(50.0)**	(2.6)	(26.0)	**(8.2)**	**(43.2)**	(5.3)	(27.9)
Operating distributable cash flow	**3.3**	**36.7**	2.7	27.0	**6.3**	**33.1**	4.4	23.2
Natural gas sold (millions of GJs)	**9**		10		**19**		19	

SEM generated operating distributable cash flow of $3.3 million in the second quarter, an increase of $0.6 million compared to the prior year quarter. These results reflect SEM's continued trend of increasing gross profit through growth in its lower-volume, higher-margin residential and small commercial customer base. Residential and small commercial customer volumes comprised approximately 27% of total sales volumes in the first quarter (2006 first quarter – 19%) and contributed to a 64% increase in gross margins over the prior year period. Operating, administration and selling costs of $4.4 million were $1.8 million higher than the prior year quarter due to higher amortization of customer acquisition costs, customer servicing costs, overhead costs attributable to the growth in SEM's customer base and costs associated with the expansion into the Ontario fixed-price electricity market and BC fixed-price natural gas market. SEM anticipates that operating and administration costs will be higher than historical levels for the remainder of 2007 as a result of entrance into the BC fixed-price natural gas market and the Ontario fixed-price electricity market. The average remaining term of SEM's sales contracts at June 30, 2007 was 40 months (June 30, 2006 – 44 months). SEM invested $3.1 million in customer acquisition costs during the quarter to grow its customer base, resulting in a net increase of 29,600 customers compared to the prior year quarter.

On June 13, 2007, SEM announced it had entered into a long-term electricity supply agreement with Bruce Power LP, enabling SEM to market long-term, fixed-price electricity sales contracts. SEM will begin to realize the benefits of customer electrical contracts once electricity has begun to flow to its customers, marketing of fixed-price electricity began August 1, 2007. Additionally, during the second quarter, SEM began sales of fixed-price natural gas residential contracts in the newly deregulated British Columbia market, which will benefit SEM in the fourth quarter of 2007 when natural gas begins to flow to its customers.

SEM expects operating distributable cash flow for 2007 to be in the $12 to $15 million range, increasing in 2008 to the $15 to $18 million range, which is consistent with the outlook provided in the 2006 annual and 2007 first quarter management discussion and analysis.

Discontinued Operations - JW Aluminum ("JWA")

In July 2006, the Fund announced as part of its strategic plan, its decision to sell JWA in order to focus on its Canadian businesses and to reduce debt. As a result, JWA was sold on December 7, 2006 for net proceeds of $356.1 million, resulting in the 2006 comparative period being classified as a discontinued operation.

Operating distributable cash flow results for the three and six months ended June 30, 2006 are provided below:

(millions of dollars except per pound amounts)	Three months ended June 30, 2006[1]		Six months ended June 30, 2006[1]	
		¢/lb		¢/lb
Gross profit	14.8	16.8	28.8	16.9
Less: Cash operating, administration and tax costs	(3.8)	(4.4)	(7.7)	(4.5)
Cash generated from operations before changes in net working capital	11.0	12.4	21.1	12.4
Maintenance capital expenditures, net	(0.7)	(0.8)	(1.4)	(0.8)
Operating distributable cash flow	10.3	11.6	19.7	11.6
Aluminum sold (millions of pounds)	88		170	

(1) JWA was sold on December 7, 2006 (See Note 3 to the Interim Consolidated Financial Statements).

Operating distributable cash flow for the three and six months ended June 30, 2006 was $10.3 million and $19.7 million. As a result of the sale of JWA on December 7, 2006, the 2007 financial results of the Fund have no contribution from JWA.

Corporate

Corporate costs for the second quarter were $4.4 million, compared to a recovery of $2.9 million in the prior year quarter. Corporate costs were impacted by the 26% rise of the Fund's trust unit value during the second quarter of 2007, increasing the cost of the Fund's long-term incentive plans by $1.3 million. Corporate costs for the prior year quarter included one time reversals of $5.3 million related to executive trust unit compensation and bonuses due to the decrease in the value of the Fund's trust units in the prior year quarter. Excluding the impact of trust unit based compensation, corporate costs were consistent with the prior year quarter.

Interest expense on revolving term bank credits and term loans was $6.7 million for the second quarter, a decrease of $3.4 million from the prior year quarter. Lower interest costs reflect lower average debt levels and the impact of the appreciation of the Canadian dollar on United States dollar denominated interest costs, offset partially by marginally higher floating interest rates. Revolving term bank credits and term loans before deferred financing fees at June 30, 2007 totaled $263.2 million, a reduction of $83.5 million, compared to December 31, 2006 ($346.7 million), due principally to the repayment of existing debt facilities with cash flow in excess of distributions and the impact of the appreciation of the Canadian dollar on United Stated dollar denominated debt. See "Liquidity and Capital Resources" discussion for further details.

Interest on convertible debentures was $5.2 million for the second quarter, consistent with the prior year quarter.

Taxation

Total income taxes for the second quarter was a recovery of $13.6 million, comprised of $1.7 million in cash income taxes and $15.3 million in future income tax recoveries, compared to a total tax recovery of $57.5 million in the prior year quarter, comprised of $2.5 million of cash income taxes and $60.0 million in future income tax recoveries.

Cash income and withholding taxes of $1.7 million were incurred with respect to continuing operations in the United States in the second quarter (2006 Q2 – $2.1 million) and have been charged to the businesses from which the taxable income was derived. In Canada, cash capital taxes were nil in the second quarter (2006 Q2 - $0.4 million). The decrease in Canadian cash taxes is due to the Fund's conversion to a trust-on-partnership structure on September 30, 2006.

Future income tax recovery for the second quarter was $15.3 million, compared to $60.0 million for the prior year quarter, resulting in a corresponding future income tax asset of $24.1 million. Future income tax recoveries are lower than the prior year due to a $47.9 million tax recovery recorded in the prior year quarter due to asset impairment charges. Additionally, the change in future income tax recovery is due to the June 2007 enactment of new Canadian income tax legislation. In June 2007 the Government of Canada enacted new legislation imposing additional income taxes upon publicly traded income trusts, including the Superior Plus Income Fund, effective January 1, 2011. Prior to this legislation, the Fund was only taxable on any taxable income not allocated to the Unitholders and estimated its future income tax on certain temporary differences between amounts recorded on its balance sheet for book and tax purposes at a nil effective tax rate. Under the legislation, the Fund estimates the effective tax rate on the post 2010 reversal of these temporary differences to be 31.5%. Temporary differences reversing before 2011 will still give rise to nil future income taxes. Consistent with prior periods, the Fund recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

Based on its assets and liabilities as at June 30, 2007, the Trust has estimated the amount of its temporary differences which were previously not subject to tax and has estimated the periods in which these differences will reverse. The Fund estimates that $50.8 million net deductible temporary differences will reverse after January 1, 2011, resulting in an additional $16.0 million future income recovery and associated future income tax asset.

The Fund believes it will be subject to current and future income taxes under the new legislation, however, the estimated effective tax rate on temporary difference reversals after January 1, 2011 may change in future periods. As the legislation is new, future technical interpretations of the legislation may occur and could materially affect management's estimate of the future income tax asset/liability. The amount and timing of reversals of temporary differences will also depend on the Fund's future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect the Fund's estimate of the future income tax asset/liability.

As a result of the Government of Canada's enacted legislation imposing additional income taxes on the Fund for taxation years commencing January 1, 2011, the Fund is continuing to evaluate the new legislation and the Fund's organizational alternatives in order to maximize Unitholder value. As the legislation is not effective until 2011, the Fund's current financial condition is unaffected from this change. The Fund is continuing to explore opportunities to grow our businesses to offset the impact of this legislation on the distributable cash flow of the Fund. Superior currently has approximately $411 million in tax pools as at June 30, 2007. These tax pools will be impacted by adjustments to reduce tax at the partnership level due to a payout ratio below 100% and additional capital outlays.

Strategic Plan Costs

Costs associated with the completion of Superior's strategic plan were a recovery of $0.2 million in the second quarter and were comprised of the following:

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Employee severance and retention costs (recovery)	**(0.2)**	5.3	**0.8**	5.3
ERCO – Bruderheim closure costs	–	–	**0.6**	–
Advisor costs	–	0.7	–	0.7
Total strategic plan costs (recovery)	**(0.2)**	6.0	**1.4**	6.0

Strategic plan costs related to employee retention were completed during the second quarter. Costs associated with ERCO's closure of its Bruderheim, Alberta sodium chlorate facility are still uncertain as final closure plans and cost estimates have not yet been finalized.

Consolidated Outlook

The Fund expects consolidated distributable cash flow per trust unit for 2007 to be between $1.75 and $1.90, increasing in 2008 to the $1.85 to $2.05 range, which is higher than the outlook provided in the 2006 annual management discussion and analysis reflecting the improved outlook for ERCO, but is consistent with the guidance provided in the 2007 first quarter management discussion and analysis.

Liquidity and Capital Resources

As at June 30, 2007, revolving term bank credits and term loan borrowings before deferred financing fees totaled $263.2 million ($333.2 million including accounts receivable securitization), a decrease of $83.5 million or 32% ($108.5 million including accounts receivable securitization) from December 31, 2006 levels, due principally to the repayment of existing debt facilities with cash flow in excess of distributions for the six months ended June 30, 2007 and the impact of the appreciation of the Canadian dollar on United Stated dollar denominated debt. As at June 30, 2007, $570.6 million was available under Superior's credit facilities and is considered to be sufficient to meet Superior's net working capital funding requirements and expected growth capital expenditures.

On June 28, 2007, Superior renegotiated its previous bilateral and syndicated credit facilities into a syndicated facility of $535 million with nine banks. The secured revolving facility matures on June 28, 2010 and can be expanded to $600 million. Subsequent to June 30, 2007, Superior's syndicated facility was expanded to $565 million and $90 million of its bilateral facility was cancelled. Under the new facility, the Fund must maintain a consolidated debt to EBITDA ratio of not more than 5.0x to 1.0x, a consolidated senior debt to EBITDA of not more than 3.5x to 1.0x and distributions (including payment to debenture holders) cannot exceed adjusted EBITDA (plus $25.0 million) on a twelve month rolling basis.

As at June 30, 2007, subordinated convertible debentures before deferred issue costs issued by the Fund totaled $314.2 million (including the current portion of $8.1 million), consistent with December 31, 2006.

Consolidated net working capital from continuing operations was $134.1 million as at June 30, 2007, a decrease of $44.8 million compared to December 31, 2006 ($178.9 million). The decrease in net working capital is due to reduced cash on-hand, the seasonal reduction in Superior Propane's working capital requirements, offset by the impact of the $25.0 million reduction in Superior's accounts receivable securitization program which has the effect of increasing Superior Propane's and ERCO's net working capital. See Note 12 to the Interim Consolidated Financial Statements for segmented net working capital by division, net of the accounts receivable sales program.

In January 2007, the Fund commenced a distribution reinvestment plan and an optional unit purchase plan (the "DRIP"). The DRIP provides Unitholders with the opportunity to reinvest their cash distributions at a 5% discount to the market price of the trust units. For the three and six months ended June 30, 2007, proceeds of $6.9 million and $10.2 million were received from the DRIP.

As at June 30, 2007, Superior's senior debt and total debt to EBITDA are 1.6 and 3.0 times, respectively, (December 31, 2006, 1.9 and 3.4 times), after taking into account the impact of the off-balance sheet receivable sales program amounts, the impact of cash on hand, the disposition of JWA and the impact of the start-up of ERCO's Chilean operations. These ratios are well within the requirements contained in Superior's debt covenants which restrict its ability to pay distributions.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivable on a 30-day revolving basis to an entity sponsored by a Canadian chartered bank to finance a portion of its working capital requirements and represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at June 30, 2007, proceeds of $70.0 million (December 31, 2006 - $95.0 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 4 to the Interim Consolidated Financial Statements). Superior is able to adjust the size of the securitization program and requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements.

On April 26, 2007, DBRS confirmed Superior's senior secured notes rating at BBB (low), the Fund's stability rating at STA-3 (low) and changed Superior's negative outlook to stable. On August 2, 2007, Standard and Poor's confirmed Superior's BBB- secured long-term debt credit rating and their negative outlook.

Unitholders' Capital

The weighted average number of trust units outstanding during the second quarter was 86.2 million trust units, an increase of 0.7 million trust units compared to the prior year quarter, due to trust units issued under the DRIP.

As at June 30, 2007 and December 31, 2006, the following trust units, and securities convertible into trust units, were outstanding:

	June 30, 2007		December 31, 2006	
(millions)	**Convertible Securities**	**Trust Units**	Convertible Securities	Trust Units
Trust units outstanding		86.3		85.5
Series 1, 8% Debentures (convertible at $16 per trust unit)	$8.1	0.5	$8.1	0.5
Series 2, 8% Debentures (convertible at $20 per trust unit)	$59.2	3.0	$59.2	3.0
Series 1, 5.75% Debentures (convertible at $36 per trust unit)	$174.9	4.9	$174.9	4.9
Series 1, 5.85% Debentures (convertible at $31.25 per trust unit)	$75.0	2.4	$75.0	2.4
Warrants (exercisable @ $20 per trust unit until May 2008)	2.3	2.3	2.3	2.3
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		99.4		98.6

As at June 30, 2007, there were 1,074,000 trust unit options outstanding (December 31, 2006 – 1,086,000 trust units) with a weighted average exercise price of $22.70 per trust unit (2006 Q2- $21.42 per trust unit). The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current trust unit market price.

Distributions Paid to Unitholders

Distributions paid to Unitholders in the second quarter were $33.6 million or $0.39 per trust unit ($1.56 on an annualized basis), compared to $38.0 million or $0.445 per trust unit in the second quarter of 2006. Distributions paid to Unitholders exceeded distributable cash flow by $14.0 million in the second quarter (2006 Q2 - $9.4 million) resulting in a payout ratio of 170% (2006 Q2 – 110%) before strategic plan costs and 170% (2006 Q2 - 133%) after strategic plan costs. The 170% payout ratio for the second quarter is principally the result of the seasonality of Superior Propane's operations which peak during the first and fourth quarters due to the demand from heating end use customers and then decline in the second and third quarters. Superior's distributions are based on an entire fiscal year, and as such, the second and third quarters have payout ratios that are greater than 100%.

Distributions paid to Unitholders for the six months ended June 30, 2007 were $67.0 million or $0.78 per trust unit, compared to $88.9 million or $1.04 per trust unit from the six months ended June 30, 2006. Distributable cash flow exceeded distributions by $13.3 million for the six months ended June 30, 2007 (2006 – a deficit of $3.8 million) resulting in a payout ratio of 82% (2006 - 98%) before strategic plan costs and 84% (2006 – 104%) after strategic plan costs.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

SEM enters into NYMEX and AECO natural gas financial swaps with a variety of counterparties to manage the economic exposure of providing fixed-price natural gas to its customers. SEM monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments. Additionally, SEM enters into electricity financial swaps with a single counterparty to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not a fixed rate.

Superior Propane enters into various propane forward purchase and sale agreements to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas and propane purchases and sales in US dollars and enter into forward US dollar purchase (sales) contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

As at August 8, 2007, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase (sales) obligations and ERCO Worldwide had hedged 85% and 82%(1) of its estimated US dollar exposure for the remainder of 2007 and 2008. The estimated distributable cash flow sensitivity for Superior, including divisional US exposures and the impact on US denominated debt with respect to a $0.01 change in the Canadian to United States exchange rate is: 2007 - $0.1 million and 2008 - $0.2 million, after giving effect to United States forward contracts for 2007 and 2008, as shown in the table below. Superior's sensitivities and forecasts are based on an anticipated Canadian to USD foreign currency exchange rate for 2007 of 1.05 CDN dollars to US dollars, and for 2008 1.00 CDN dollars to US dollars.

(US$ millions)	2007	2008	2009	2010	2011	2012	Total
SEM – US $ forward purchases	63.3	118.3	111.1	61.9	5.4	–	360.0
Superior Propane – US $ forward purchases (sales)	3.7	10.0	–	–	–	–	13.7
ERCO – US $ forward sales	(47.1)	(88.3)	(48.0)	–	–	–	(183.4)
Net US $ forward purchases	19.9	40.0	63.1	61.9	5.4	–	190.3
SEM – Average US $ forward purchase rate	1.22	1.22	1.21	1.16	1.11	–	1.20
Superior Propane – Average US $ forward rate	1.09	1.08	–	–	–	–	1.08
ERCO – Average US $ forward sales rate	1.20	1.11	1.06	–	–	–	1.12
Net average external US$/Cdn$ exchange rate	1.21	1.17	1.16	1.16	1.11	–	1.17

(1) Does not include the impact of the United States dollar conversion of ERCO's Port Edwards, Wisconsin chloralkali facility which is anticipated to cost US $95.0 million (2007 – US $9.0 million, 2008 – US $45.0 million and 2009 – US $41.0 million).

Superior utilizes interest rate swaps to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. (See Notes 5 and 6 to the Interim Consolidated Financial Statements).

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments. Superior assesses the credit worthiness of its significant counterparties at the inception and through out the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas distribution utilities have been mandated to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

Superior and Superior's operating divisions are exposed to market risks and various operational risks. For a detailed discussion of these risks see our 2006 Annual Information Form filed on the Canadian Securities Administrator's web site, www.sedar.com and Superior's website, www.superiorplus.com.

Critical Accounting Policies and Estimates

The Fund's unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 2 on pages 42 to 46 of our 2006 Annual Report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting estimates relate to the allowance for doubtful accounts, employee future benefits, future income tax assets and liabilities, the valuation of derivatives and non-financial derivatives and asset impairments.

Changes in Accounting Policies

Financial Instruments

On January 1, 2007, The Fund adopted, on a prospective basis, four new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"); Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, Handbook Section 3861 Financial Instruments – Disclosure and Presentation, and Handbook Section 3865, Hedges. These standards, and the impact on our financial position and results of operations, are discussed in Note 1 to the unaudited Interim Consolidated Financial Statements.

Accounting Changes

On January 1, 2007 the Fund adopted CICA Handbook Section 1506, Accounting Changes. The amendments to this section were made to harmonize this section with current International Financial Reporting Standards. Revisions to section 1506 require that voluntary changes in accounting policy are only permitted if they result in financial statements that provide more reliable and relevant information. Accounting policy changes are applied on a retrospective basis unless impractical to do so. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including the changes through net income. This section also outlines additional disclosure requirements when accounting changes are applied including justification for voluntary changes, a description of the policy, the primary source of GAAP and a detailed effect on financial statement line items.

Restatement of Accrued Pension Asset

As described in Note 8 to the Interim Consolidated Financial Statements, the Fund had determined that Superior Propane's accrued pension asset should be accounted for in accordance with CICA Handbook 3461, Employee Future Benefits. Accordingly, it has retroactively restated its Interim Consolidated Financial Statements for the three and six months ended June 30, 2006.

The impact on the six months ended June 30, 2006 was to increase total assets by $24.9 million, reflecting the previously unrecorded accrued pension asset as well as an increase in net loss of $1.0 million to $120.0 million. The impact on the three months ended June 30, 2006 was an increase in net loss of $0.5 million to $153.3 million. There was no impact on the consolidated statement of cash flows. Net earnings (loss) per trust unit on a basic and diluted basis, decreased by $0.01 per trust unit for the six months ended June 30, 2006, there was no impact on basic or diluted net earnings (loss) per trust unit for the three months ended June 30, 2006.

Quarterly Financial and Operating Information

	2007 Quarter		2006 Quarters				2005 Quarters		
(millions of dollars except per trust unit amounts)	Second	First	Fourth	Third	Second	First	Fourth	Third	Second
Propane sales volumes (millions of litres)	280	477	407	261	270	448	420	277	286
Chemical sales volumes (thousands of metric tonnes)	193	194	191	190	183	191	205	203	170
Natural gas sales volumes(millions of GJs)	9	10	10	11	10	9	9	9	9
Gross profit	144.4	185.7	174.1	143.5	141.2	172.1	173.0	149.6	137.2
Asset impairments, net of tax	–	–	–	56.3	170.8	–	–	–	–
Net earnings (loss) from continuing operations	(25.5)	106.3	25.3	46.3	(157.4)	30.2	18.1	23.6	18.5
Net earnings (loss)	(25.5)	107.7	38.1	1.1	(153.3)	33.3	21.2	23.6	18.5
Per basic trust unit from continuing operations	($0.30)	$1.24	$0.30	$0.54	($1.84)	$0.35	$0.22	$0.30	$0.24
Per diluted trust unit from continuing operations	($0.30)	$1.24	$0.30	$0.54	($1.84)	$0.35	$0.22	$0.30	$0.24
Per basic trust unit	($0.30)	$1.26	$0.45	$0.01	($1.79)	$0.39	$0.25	$0.30	$0.24
Per diluted trust unit	($0.30)	$1.26	$0.45	$0.01	($1.79)	$0.39	$0.25	$0.30	$0.24
Distributable cash flow	19.6	60.7	50.3	25.3	28.6	56.5	60.0	33.4	29.9
Per basic trust unit	$0.23	$0.71	$0.59	$0.30	$0.33	$0.66	$0.70	$0.42	$0.38
Per diluted trust unit	$0.23	$0.71	$0.59	$0.30	$0.33	$0.66	$0.67	$0.42	$0.38
Net working capital [(1)]	134.1	162.7	178.9	237.9	294.8	310.6	269.1	106.0	54.0

[(1)] Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities.

Segmented Distributable Cash Flow[1]

For the three months ended June 30, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations-JWA [2]	Total Consolidated
Net earnings (loss) from continuing operations	30.8	(6.6)	10.7	(35.6)	(24.8)	–	(25.5)
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	4.2	10.5	1.0	–	0.5	–	16.2
Future income tax expense (recovery)	(24.3)	13.8	(2.2)	(0.4)	(2.2)	–	(15.3)
Management internalization costs	–	–	–	–	0.5	–	0.5
Superior Propane non-cash pension expense	0.4	–	–	–	–	–	0.4
Unrealized (gains) losses on financial instruments	(1.7)	(2.0)	–	39.2	10.1	–	45.6
Less: Maintenance capital expenditures, net	(0.3)	(2.0)	–	–	–	–	(2.3)
Distributable cash flow	**9.1**	**13.7**	**9.5**	**3.2**	**(15.9)**	–	**19.6**
Strategic plan costs (recovery)	0.1	–	–	0.1	(0.4)	–	(0.2)
Distributable cash flow before strategic plan costs	**9.2**	**13.7**	**9.5**	**3.3**	**(16.3)**	–	**19.4**

For the three months ended June 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations-JWA [2]	Total Consolidated
Net earnings (loss)	3.1	(167.0)	5.7	1.8	(1.0)		(157.4)
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	4.7	12.9	1.3	–	0.6	–	19.5
Future income tax expense (recovery)	2.4	(46.7)	2.6	0.9	(19.2)	–	(60.0)
Management internalization costs	–	–	–	–	1.3	–	1.3
Impairment of property, plant and equipment, and goodwill	–	218.7	–	–	–	–	218.7
Superior Propane non-cash pension expense	0.5	–	–	–	–	–	0.5
Distributable cash from discontinued operations	–	–	–	–	–	10.3	10.3
Less: Maintenance capital expenditures, net	(0.3)	(1.4)	(2.6)	–	–	–	(4.3)
Distributable cash flow	**10.4**	**16.5**	**7.0**	**2.7**	**(18.3)**	**10.3**	**28.6**
Strategic plan costs	–	–	–	–	6.0	–	6.0
Distributable cash flow before strategic plan costs	**10.4**	**16.5**	**7.0**	**2.7**	**(12.3)**	**10.3**	**34.6**

For the six months ended June 30, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations - JWA [2]	Total Consolidated
Net earnings from continuing operations	63.2	17.2	16.2	23.7	(39.5)	–	80.8
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	9.4	21.1	2.1	–	1.1	–	33.7
Future income tax expense (recovery)	(24.3)	14.3	(2.2)	(0.4)	(2.2)	–	(14.8)
Management internalization costs	–	–	–	–	0.5	–	0.5
Superior Propane non-cash pension expense[3]	0.8	–	–	–	–	–	0.8
Unrealized (gains) losses on financial instruments	1.6	(12.1)	–	(17.4)	9.8	–	(18.1)
Less: Maintenance capital expenditures, net	0.4	(2.6)	(0.4)	–	–	–	(2.6)
Distributable cash flow	**51.1**	**37.9**	**15.7**	**5.9**	**(30.3)**	–	**80.3**
Strategic plan costs	0.4	0.6	–	0.4	–	–	1.4
Distributable cash flow before strategic plan costs	**51.5**	**38.5**	**15.7**	**6.3**	**(30.3)**	–	**81.7**

For the six months ended June 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations-JWA [2]	Total Consolidated
Net earnings (loss)	23.0	(164.5)	11.4	2.8	0.1	–	(127.2)
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	9.6	29.8	2.1	–	1.2	–	42.7
Future income tax expense (recovery)	14.4	(45.5)	5.2	1.6	(38.1)	–	(62.4)
Trust unit incentive plan recovery	–	–	–	–	(1.2)	–	(1.2)
Management internalization costs	–	–	–	–	1.3	–	1.3
Impairment of property, plan and equipment, and goodwill	–	218.7	–	–	–	–	218.7
Superior Propane non-cash pension expense	1.0	–	–	–	–	–	1.0
Distributable cash from discontinued operations	–	–	–	–	–	19.7	19.7
Less: Maintenance capital expenditures, net	–	(3.6)	(3.9)	–	–	–	(7.5)
Distributable cash flow	**48.0**	**34.9**	**14.8**	**4.4**	**(36.7)**	**19.7**	**85.1**
Strategic plan costs	–	–	–	–	6.0	–	6.0
Distributable cash flow before strategic plan costs	**48.0**	**34.9**	**14.8**	**4.4**	**(30.7)**	**19.7**	**91.1**

(1) See the Interim Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs, future income tax expense (recovery), trust unit incentive plan expense (recovery), management internalization costs, impairment of property, plant and equipment and goodwill, non-cash pension expense, and maintenance capital expenditures.

(2) See Note 3 to the Interim Consolidated Financial Statements.

(3) Restated for the impact of the Superior Propane defined pension asset, see Note 8 of the Interim Consolidated Financial Statements.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(unaudited, millions of dollars)	June 30 2007	December 31 2006
Assets		
Current Assets		
Cash and cash equivalents	**5.1**	33.6
Accounts receivable and other (Note 4)	**225.7**	246.1
Inventories	**108.2**	142.8
Current portion of unrealized gains on financial instruments (Note 7)	**44.8**	–
	383.8	422.5
Property, plant and equipment	**536.8**	571.1
Customer acquisition and deferred costs	**15.7**	25.9
Intangible assets	**26.9**	31.5
Goodwill	**451.9**	452.4
Accrued pension asset (Note 8)	**22.9**	23.7
Future income tax asset (Note 9)	**24.1**	9.8
Long-term portion of unrealized gains on financial instruments (Note 7)	**84.9**	–
	1,547.0	1,536.9
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**204.9**	243.6
Current portion of term loans and convertible debentures (Notes 5 and 6)	**10.9**	10.8
Distributions and interest payable to Unitholders and Debentureholders	**18.0**	17.9
Current portion of unrealized losses on financial instruments (Note 7)	**40.0**	–
	273.8	272.3
Revolving term bank credits and term loans (Note 5)	**257.9**	344.0
Convertible unsecured subordinated debentures (Note 6)	**297.1**	305.8
Future employee benefits	**19.8**	19.2
Long-term portion of unrealized losses on financial instruments (Note 7)	**60.6**	–
Total Liabilities	**909.2**	941.3
Unitholders' Equity		
Unitholders' capital (Note 11)	**1,351.0**	1,340.8
Deficit	**(699.5)**	(745.3)
Accumulated other comprehensive income (Note 11)	**(13.7)**	0.1
Total Unitholders' Equity	**637.8**	595.6
	1,547.0	1,536.9

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Net Earnings, Comprehensive Income and Deficit

(unaudited, millions of dollars except per trust unit amounts)	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006
		(Restated Note 8)		(Restated Note 8)
Revenues	**506.6**	515.4	**1,180.8**	1,139.7
Cost of products sold	**(362.8)**	(374.2)	**(851.4)**	(826.4)
Realized gains (losses) on financial instruments (Note 7)	**0.6**	–	**0.7**	–
Gross profit	**144.4**	141.2	**330.1**	313.3
Expenses				
Operating and administrative	**109.3**	101.4	**221.2**	205.7
Amortization of property, plant and equipment	**14.4**	17.6	**30.0**	38.9
Amortization of intangible assets	**1.3**	1.3	**2.6**	2.6
Interest on revolving term bank credits and term loans	**6.7**	10.1	**12.8**	19.5
Interest on convertible unsecured subordinated debentures	**5.2**	5.1	**10.2**	10.1
Accretion of convertible debenture issue costs	**0.5**	0.6	**1.1**	1.2
Management internalization costs	**0.5**	1.3	**0.5**	1.3
Impairment of property, plant and equipment and goodwill (Note 10)	–	218.7	–	218.7
Unrealized losses (gains) on financial instruments (Note 7)	**45.6**	–	**(18.1)**	–
	183.5	356.1	**260.3**	498.0
Net earnings (loss) before income taxes from continuing operations	**(39.1)**	(214.9)	**69.8**	(184.7)
Income tax recovery of Superior (Note 9)	**13.6**	57.5	**11.0**	57.5
Net earnings (loss) from continuing operations	**(25.5)**	(157.4)	**80.8**	(127.2)
Net earnings from discontinued operations (Note 3)	–	4.1	**1.4**	7.2
Net Earnings (loss)	**(25.5)**	(153.3)	**82.2**	(120.0)
Net earnings (loss)	**(25.5)**	(153.3)	**82.2**	(120.0)
Other comprehensive income, net of tax:				
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(7.4)**	0.5	**(8.1)**	0.8
Reclassification of derivative gains and losses previously deferred	**5.0**	–	**12.4**	–
Comprehensive Income	**(27.9)**	(152.8)	**86.5**	(119.2)
Deficit, Beginning of Period	**(640.4)**	(526.4)	**(745.3)**	(508.8)
Cumulative impact of adopting new accounting requirements for financial instruments (Note 1(b))	–	–	**30.6**	–
Net earnings (loss)	**(25.5)**	(153.3)	**82.2**	(120.0)
Distributions to Unitholders	**(33.6)**	(38.0)	**(67.0)**	(88.9)
Deficit, End of Period	**(699.5)**	(717.7)	**(699.5)**	(717.7)
Net earnings (loss) per trust unit from continuing operations, basic and diluted (Note 12)	**($0.30)**	($1.84)	**$0.94**	($1.48)
Net earnings (loss) per trust unit from discontinued operations, basic and diluted (Note 12)	–	$0.05	**$0.02**	$0.08
Net earnings (loss) per trust unit, basic and diluted (Note 12)	**($0.30)**	($1.79)	**$0.96**	($1.40)

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three months ended June 30 2007	2006	Six months ended June 30 2007	2006
Operating Activities		(Restated Note 8)		(Restated Note 8)
Net earnings (loss) from continuing operations	**(25.5)**	(157.4)	**80.8**	(127.2)
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**16.2**	19.5	**33.7**	42.7
Amortization of natural gas customer acquisition costs	**2.0**	0.7	**3.1**	1.4
Trust unit incentive plan compensation recovery	**–**	–	**–**	(1.2)
Pension expense	**0.4**	0.5	**0.8**	1.0
Impairment of property, plant and equipment, and goodwill	**–**	218.7	**–**	218.7
Unrealized losses (gains) on financial instruments	**45.6**	–	**(18.1)**	–
Future income tax recovery of Superior	**(15.3)**	(60.0)	**(14.8)**	(62.4)
Cash generated from continuing operations before natural gas customer acquisition costs and changes in working capital	**23.4**	22.0	**85.5**	73.0
Natural gas customer acquisition costs	**(3.1)**	(2.6)	**(5.8)**	(4.4)
Decrease (increase) in non-cash operating working capital items	**48.4**	2.7	**36.3**	17.8
Cash flows from operating activities of continuing operations	**68.7**	22.1	**116.0**	86.4
Investing Activities				
Maintenance capital expenditures, net	**(2.3)**	(4.3)	**(2.6)**	(7.5)
Other capital expenditures, net	**(1.8)**	(17.8)	**(3.4)**	(38.6)
Proceeds on sale of JW Aluminum Company (Note 3)	**–**	–	**1.4**	–
Cash flows from investing activities	**(4.1)**	(22.1)	**(4.6)**	(46.1)
Financing Activities				
Revolving term bank credits and term loans	**(14.9)**	24.0	**(58.6)**	60.1
Issuance of Medium Term Notes	**–**	–	**–**	197.2
Repayment of JW Aluminum Company acquisition credit facility	**–**	–	**–**	(167.8)
Net proceeds (repayment) of accounts receivable sales program	**(10.0)**	–	**(25.0)**	(65.0)
Proceeds from exercise of trust unit warrants	**–**	–	**–**	0.2
Proceeds from trust unit distribution reinvestment program	**6.9**	–	**10.2**	
Receipt of management internalization loans receivable	**0.5**	1.8	**0.5**	1.8
Distributions to Unitholders	**(33.6)**	(38.0)	**(67.0)**	(88.9)
Cash flows from financing activities	**(51.1)**	(12.2)	**(139.9)**	(62.4)
Net increase (decrease) in cash from continuing operations	**13.5**	(12.2)	**(28.5)**	(22.1)
Net increase (decrease) in cash from discontinued operations (Note 3)	**–**	5.0	**–**	1.6
Cash and cash equivalents (bank indebtedness), beginning of period	**(8.4)**	6.6	**33.6**	19.9
Cash and cash equivalents (bank indebtedness), end of period	**5.1**	(0.6)	**5.1**	(0.6)

(See Notes to the Interim Consolidated Financial Statements)

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Revenue	–	160.5	–	302.0
Cost of product sold	–	(145.7)	–	(273.2)
Gross profit	–	14.8	–	28.8
Operating and administrative	–	2.6	–	5.1
Amortization of property, plant, equipment, and intangibles	–	9.4	–	19.1
Gain on sale of JWA due to receipt of final working capital	–	–	**1.4**	
Income tax recovery	–	(1.3)	–	(2.6)
Net earnings from discontinued operations	–	4.1	**1.4**	7.2

The cash flows from (used in) discontinued operations were as follows:

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Cash flows from discontinued operations before changes in working capital	–	11.0	–	21.1
Decrease (increase) in non-cash operating working capital items	–	(3.9)	–	(15.1)
Cash flows from discontinued operations	–	7.1	–	6.0
Maintenance capital expenditures, net	–	(0.7)	–	(1.4)
Other capital expenditures, net	–	(1.4)	–	(3.0)
Cash flows used in investing activities	–	(2.1)	–	(4.4)
Cash flows from financing activities	–	–	–	–
Cash flows used in discontinued operations	–	5.0	–	1.6

4. Accounts Receivable and Other

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. As at June 30, 2007 proceeds of $70.0 million (December 31, 2006 – $95.0 million) had been received.

Included in accounts receivable and other as at June 30, 2007 is $16.2 million (December 31, 2006 - $15.3 million) of prepaid expenses.

5. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates	June 30 2007	December 31 2006
Revolving term bank credits[1]				
Bankers Acceptances ("BA")	2010	Floating BA rate plus applicable credit spread	–	35.0
LIBOR Loans (US$73.6 million; 2006 – US$92.3 million)	2010	Floating LIBOR rate plus applicable credit spread	**78.3**	107.5
			78.3	142.5
Other Debt				
Notes payable	2007-2010	Prime	**6.8**	7.4
Deferred consideration	2008-2010	4.05%	**6.9**	9.2
Mortgage payable (US$0.9 million; 2006 – US$0.9 million)	2011	7.53%	**1.0**	1.1
			14.7	17.7
Senior Secured Notes				
Senior secured notes subject to floating interest rates (US$85.0 million; 2006 – US$85.0 million)[2]	2015	Floating LIBOR rate plus 1.7%	**90.4**	99.1
Senior secured notes subject to fixed interest rates (US$75.0 million; 2006 – US$75.0 million)[2]	2013, 2015	6.65%	**79.8**	87.4
JWA acquisition credit facility (US$145.0 million)[3]	2007	Floating LIBOR rate plus credit applicable spread	–	–
Medium Term Notes[4]	2016	5.57%	–	–
			170.2	186.5
Revolving term bank credits and term loans before deferred financing fees			**263.2**	346.7
Deferred financing fees[5]			**2.5**	–
Revolving term bank credits and term loans			**260.7**	346.7
Current maturities			**(2.8)**	(2.7)
Revolving term bank credits and term loans			**257.9**	344.0

(1) Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial (Chile) Limitada have revolving term bank credit borrowing capacity of $618.8 million. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. The fair value of the revolving term bank credits and term loans, and other debt approximate their carrying value due to the fact they are subject to market based effective interest rates and/or their short term to maturity. During the quarter ended June 30, 2007, Superior renegotiated its previous credit facility, extending the maturity of the current facility until June 28, 2010.

(2) Senior Secured Notes (the "Notes") totaling US$160.0 million (CDN $170.2 million at June 30, 2007 and CDN $186.5 million at December 31, 2006) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. Management has estimated the fair value of the Notes based on comparisons to treasury instruments with similar maturity and interest rates. The estimated fair value of the Notes at June 30, 2007 was CDN $162.8 million (December 31, 2006 – CDN $181.0 million). In conjunction with the issue of the Notes, Superior swapped US$85.0 million (CDN $90.4 million at June 30, 2007 and CDN $99.1 million at December 31, 2006) of the fixed rate obligation into a US dollar floating rate obligation. As a result of the sale of JW Aluminum on December 7, 2006, a portion of the senior secured notes are potentially repayable at the discretion of the holders. Repayment, if required, would be funded from Superior's existing revolving term bank credits.

(3) On October 19, 2005, Superior Plus US Holdings Inc. entered into a secured non-revolving term bank facility for US$145.0 million to partially finance the acquisition of JWA. The facility was secured by a general charge over the assets of Superior and certain of its subsidiaries. This facility was repaid and cancelled in March 2006 from proceeds raised through the issuance of Medium Term Notes.

(4) On March 3, 2006, Superior issued $200.0 million, 5.50% coupon, Medium Term Notes maturing on March 3, 2016 with an effective yield to maturity of 5.57%. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. On August 8, 2006, Superior repaid the Medium Term Notes from borrowings under the revolving term credit facilities referred to in footnote (1) above, providing enhanced debt repayment and covenant flexibility.

(5) Deferred financing costs have been reclassified to revolving term bank credits and term loans with the adoption of the new financial instrument section. Previously, these costs were included in deferred costs.

6. Convertible Unsecured Subordinated Debentures

The Fund has issued four series of Convertible Unsecured Subordinated Debentures ("Debentures") denoted as 8% Series 1, 8% Series 2, 5.75% Series 1, and 5.85% Series 1 as follows:

	Series 1	Series 2	Series 1	Series 1	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008	December 31, 2012	October 31, 2015		
Interest rate	8.0%	8.0%	5.75%	5.85%		
Conversion price per trust unit	$16.00	$20.00	$36.00	$31.25		
Debentures outstanding December 31, 2006	8.1	59.2	174.9	75.0	(3.3)	313.9
Deferred convertible debenture issue costs[1]	–	(1.0)	(5.4)	(2.6)	–	(9.0)
Conversion of Debentures and amortization of discount during 2007	–	–	–	–	0.3	0.3
Debentures outstanding June 30, 2007	8.1	58.2	169.5	72.4	(3.0)	305.2
Current portion of Debentures outstanding	(8.1)	–	–	–	–	(8.1)
Long-term portion of Debentures outstanding	–	58.2	169.5	72.4	(3.0)	297.1
Fair value June 30, 2007	8.2	60.6	168.0	71.6		
Fair value December 31, 2006	8.2	60.8	157.5	66.4		

(1) Deferred convertible debenture issue costs have been reclassified to Debentures with the adoption of the new financial instruments section. Previously, these costs were included in deferred costs.

The fixed interest rate obligation on $100.0 million of the Fund's Debentures was swapped into a floating rate obligation until July, 2007.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

7. Financial Instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, the Fund uses the closing price of the most recent transaction of the instrument. In the absence of an active market, the Fund determined fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. With respect to the valuation of ERCO's fixed-price electricity agreements, the valuation of these agreements requires Superior to make assumptions about the long-term price of electricity in electricity markets for which active market information is not available. The impact of the assumption for the long-term price of electricity has a material impact on the fair value of these agreements. Any changes in the fair values of financial instruments classified or designated as held-for-trading measured at fair value are recognized in net income.

Financial and Non-Financial Derivatives

Description	Classification	Notional	Term	Effective Rate	Fair Value as at June 30, 2007	Fair Value as at January 1, 2007
Natural gas financial swaps–NYMEX	Held for Trading	53.7 GJ[1]	2007-2012	$7.22/GJ USD	48.5	26.9
Natural gas financial swaps–AECO	Held for Trading	35.4 GJ[1]	2007-2012	$7.85/GJ CDN	(22.1)	(29.4)
Foreign currency forward contracts, net	Held for Trading	$286.3 USD[2]	2007-2011	1.20	(37.7)	(15.0)
Interest rate swaps–USD	Held for Trading	$85.0 USD[2]	2013-2015	4.95%	(3.6)	(1.2)
Interest rate swaps–CDN	Held for Trading	$100.0 CDN[2]	2007	5.33%	0.4	0.6
Propane wholesale purchase and sale contracts, net	Held for Trading	19.2 USG[3]	2007-2008	$1.13/USG	1.7	3.2
ERCO fixed-price electricity purchase agreement	Held for Trading	45 MW[4]	2007-2017	$45-$52/MWh	41.9	27.4
ERCO fixed-price electricity purchase agreement	Held for Trading	48 MW[5]	2007	$45/MWh USD	–	–

[1] Millions of gigajoules purchased [2] Millions of dollars purchased [3] Millions of United States gallons purchased
[4] 394,200 mega watt hours ("MWh") per year purchased [5] 249,000 mega watt hours ("MWh") purchased

Description	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities
Natural gas financial swaps – NYMEX and AECO	26.6	50.5	20.7	30.0
Foreign currency forward contracts, net	5.8	1.2	17.7	27.0
Interest rate swaps	0.4	–	–	3.6
Propane wholesale purchase and sale contracts	3.3	–	1.6	–
ERCO fixed-price power purchase agreements	8.7	33.2	–	–
As at June 30, 2007	44.8	84.9	40.0	60.6
As at January 1, 2007 upon adoption of new financial instruments accounting requirements	33.7	76.4	36.1	61.5

Description	For the three months ended June 30, 2007 Realized gain (loss)	For the three months ended June 30, 2007 Unrealized gain (loss)	For the six months ended June 30, 2007 Realized gain (loss)	For the six months ended June 30, 2007 Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	1.7	(39.2)	(0.8)	17.4
Foreign currency forward contracts, net	(1.9)	(21.8)	(1.2)	(23.6)
Interest rate swaps	–	(2.7)	–	(2.6)
Propane wholesale purchase and sale contracts	–	1.8	–	(1.5)
ERCO fixed-price power purchase agreements	0.8	4.1	2.7	14.5
Total realized and unrealized gains (losses) on financial and non-financial derivatives	0.6	(57.8)	0.7	4.2
Foreign currency translation of senior secured notes (Note 5)	–	14.3	–	16.3
Foreign currency translation of ERCO royalty assets	–	(2.1)	–	(2.4)
Total realized and unrealized gains and losses	0.6	(45.6)	0.7	18.1

Non-Derivative Financial Instruments

The Fund's accounts receivables have been designated as available for sale due to the Fund's accounts receivable securitization program, the Fund's accounts payable, distributions and interest payable to Unitholders and Debentureholders, revolving term bank credits and term loans and Debentures have been designated as other liabilities. The carrying value of the Fund's cash, accounts receivable, accounts payable, and distributions and interest payable to Unitholders and Debentureholders approximates their fair value due to the short-term nature of these amounts. The carrying value and the fair value of the Fund's revolving term bank credits and term loans, and Debentures, is provided in Notes 5 and 6 of the Interim Consolidated Financial Statements.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by the Fund to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Fund's policy is not to use derivative or non-financial derivative instruments for

speculative purposes. The Fund does not formally designate its derivatives as hedges, as a result, the Fund does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

SEM enters into NYMEX and AECO natural gas financial swaps with a variety of counterparties to manage the economic exposure of providing fixed-price natural gas to its customers. SEM monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed.

Superior Propane enters into various propane forward purchase and sale agreements to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

Superior utilizes interest rate swaps to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments. Superior assesses the credit worthiness of its significant counterparties at the inception and through out the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas distribution utilities have been mandated to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

8. Restatement of Superior Propane Accrued Pension Asset

Upon initial implementation of CICA Handbook 3461, Employee Future Benefits, January 1, 2000, the Fund determined that the impact of Superior Propane's accrued pension asset was inconsequential to its financial statements and this component of the pension was not recorded. The Fund subsequently determined this component should be reflected in the financial statements and retroactively restated its December 31, 2006 financial statements. Accordingly, it has also retroactively restated its 2006 interim consolidated financial statements for the period ended June 30, 2006 to reflect the correction of this accounting treatment.

The impact on the six months ended June 30, 2006 was to increase total assets by $24.9 million, reflecting the previously unrecorded accrued pension asset as well as an increase in net loss of $1.0 million to $120.0 million. The impact on the three months ended June 30, 2006 was an increase in net loss of $0.5 million to $153.3 million. There was no impact on the consolidated statement of cash flows. Net earnings (loss) per trust unit on a basic and diluted basis, decreased by $0.01 per trust unit for the six months ended June 30, 2006, there was no impact on basic or diluted net earnings (loss) per trust unit for the three months ended June 30, 2006.

9. Income Taxes of Superior

The Fund is a Mutual Fund Trust for income tax purposes. In June 2007 the Government of Canada enacted new legislation imposing additional income taxes upon publicly traded income trusts, including the Superior Plus Income Fund, effective January 1, 2011. Prior to the legislation, the Fund was only taxable on any taxable income not allocated to the Unitholders and estimated its future income tax on certain temporary differences between amounts recorded on its balance sheet for book and tax purposes at a nil effective tax rate. Under the legislation, the Fund estimates the effective tax rate on the post 2010 reversal of these temporary differences to be 31.5%. Temporary differences reversing before 2011 will still give rise to nil future income taxes. Consistent with prior periods, the Fund recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean tax.

Based on its assets and liabilities as at June 30, 2007, the Fund has estimated the amount of its temporary differences which were previously not subject to tax and the periods in which these differences will reverse. The Fund estimates that $50.8 million net deductible temporary differences will reverse after January 1, 2011, resulting in an additional $16.0 million future income tax asset related to its Canadian operations. The future income tax asset as at June 30, 2007 consists principally of the tax value of tangible assets over carrying value.

As the legislation gives rise to a change in the Fund's estimated future income tax asset in the period, the recognition of the additional asset is accounted for prospectively, resulting in an additional $16.0 million of future income tax recovery in the current period. For the three and six months ended June 30, 2007 future income tax recovery from operations in Canada, the United States and Chile totaled $15.3 million and $14.8 million, compared to $60.0 million and $62.4 million for the comparative periods, respectively. Future income taxes for the three and six months ended June 30, 2006 were also impacted by $47.9 million in future income tax recoveries related to asset impairment charges. See Note 10. Total income tax recovery, comprised of current and future taxes for the three and six months ended June 30, 2007 was $13.6 million and $11.0 million, compared to $57.5 million and $57.5 million for the comparative periods, respectively.

The Fund expects it will be subject to current and future income taxes under the new legislation, however, the estimated effective tax rate on temporary difference reversals after January 1, 2011 may change in future periods. As the legislation is new, future technical interpretations of the legislation may occur and could materially affect management's estimate of the future income tax asset/liability. The amount and timing of reversals of temporary differences will also depend on the Fund's future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect the Fund's estimate of the future income tax asset/liability.

10. Asset Impairments

Superior determined during the second quarter of 2006 that the net book value of ERCO's sodium chlorate facilities located in Bruderheim, Alberta and Valdosta, Georgia and ERCO's goodwill were impaired. An aggregate impairment charge of $218.7 million was recorded in 2006 ($170.8 million net of tax) which was equivalent to the pre-impairment net book value of the assets.

A pre-tax impairment charge of $73.4 million ($47.7 million net of tax) was recorded with respect to ERCO's Bruderheim, Alberta sodium chlorate facility, based on estimates of the future cash flows from the facility which have been negatively impacted by high electrical prices, lower sodium chlorate selling prices resulting from the appreciation of the Canadian dollar on U.S. dollar denominated sales, and reduced demand for sodium chlorate due to various bleached pulp mill closures in North America.

A pre-tax impairment charge of $55.9 million ($33.7 million net of tax) was recorded with respect to ERCO's Valdosta, Georgia sodium chlorate facility based on estimates of the future cash flows from the facility which have been negatively impacted by high electrical prices and reduced demand for sodium chlorate due to various bleached pulp mill closures in North America.

As part of Superior's assessment of ERCO's overall operations, the fair value of ERCO was estimated using various valuation methods based on current market assumptions surrounding the sodium chlorate industry which has been negatively impacted by reduced demand for North American sodium chlorate due to various pulp mill closures, the impact of the appreciation of the Canadian dollar on ERCO's U.S. dollar denominated sales and on the competitiveness of its Canadian pulp producer customer base, and increased power costs. Based on the estimated fair values, it was determined that ERCO's goodwill was impaired and as such an impairment charge of $89.4 million was recorded.

For the three months ended June 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	191.0	105.4	136.4	83.4	(0.8)	515.4
Cost of products sold	(136.0)	(57.2)	(103.7)	(78.1)	0.8	(374.2)
Gross profit	55.0	48.2	32.7	5.3	–	141.2
Expenses						
Operating and administrative	44.6	29.0	22.2	2.6	3.0	101.4
Amortization of property, plant and equipment	4.7	11.7	1.2	–	–	17.6
Amortization of intangible assets	–	1.2	0.1	–	–	1.3
Interest on term bank credits and term loans	–	–	–	–	10.1	10.1
Interest on convertible unsecured subordinated debentures	–	–	–	–	5.1	5.1
Accretion of convertible debenture issue costs	–	–	–	–	0.6	0.6
Management internalization costs	–	–	–	–	1.3	1.3
Impairment of property, plant and equipment, and goodwill	–	218.7	–	–	–	218.7
Income tax expense (recovery) of Superior	2.6	(45.4)	3.5	0.9	(19.1)	(57.5)
	51.9	215.2	27.0	3.5	1.0	298.6
Net earnings (loss) from continuing operations	3.1	(167.0)	5.7	1.8	(1.0)	(157.4)
Net earnings from discontinued operations (Note 3)						4.1
Net Loss						(153.3)

For the six months ended June 30, 2007	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	539.0	229.9	248.2	163.7	–	1,180.8
Cost of products sold	(388.6)	(134.3)	(186.5)	(142.0)	–	(851.4)
Realized gains (losses) on financial instruments	0.2	7.7	–	(7.2)	–	0.7
Gross profit	150.6	103.3	61.7	14.5	–	330.1
Expenses						
Operating and administrative	100.7	59.7	44.9	8.6	7.3	221.2
Amortization of property, plant and equipment	9.4	18.7	1.9	–	–	30.0
Amortization of intangible assets	–	2.4	0.2	–	–	2.6
Interest on term bank credits and term loans	–	–	–	–	12.8	12.8
Interest on convertible unsecured subordinated debentures	–	–	–	–	10.2	10.2
Accretion of convertible debenture issue costs	–	–	–	–	1.1	1.1
Management internalization costs	–	–	–	–	0.5	0.5
Unrealized (gains) losses on financial instruments	1.6	(12.1)	–	(17.4)	9.8	(18.1)
Income tax expense (recovery) of Superior	(24.3)	17.4	(1.5)	(0.4)	(2.2)	(11.0)
	87.4	86.1	45.5	(9.2)	39.5	249.3
Net earnings (loss) from continuing operations	63.2	17.2	16.2	23.7	(39.5)	80.8
Net earnings from discontinued operations (Note 3)						1.4
Net Earnings						82.2

For the six months ended June 30, 2006	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	506.1	211.5	264.3	159.4	(1.6)	1,139.7
Cost of products sold	(365.6)	(113.5)	(199.2)	(149.7)	1.6	(826.4)
Gross profit	140.5	98.0	65.1	9.7	–	313.3
Expenses						
Operating and administrative	93.0	57.5	44.4	5.3	5.5	205.7
Amortization of property, plant and equipment	9.6	27.4	1.9	–	–	38.9
Amortization of intangible assets	–	2.4	0.2	–	–	2.6
Interest on term bank credits and term loans	–	–	–	–	19.5	19.5
Interest on convertible unsecured subordinated debentures	–	–	–	–	10.1	10.1
Accretion of convertible debenture issue costs	–	–	–	–	1.2	1.2
Management internalization costs	–	–	–	–	1.3	1.3
Impairment of property, plant and equipment, and goodwill	–	218.7	–	–	–	218.7
Income tax expense (recovery) of Superior	14.9	(43.5)	7.2	1.6	(37.7)	(57.5)
	117.5	262.5	53.7	6.9	(0.1)	440.5
Net earnings (loss) from continuing operations	23.0	(164.5)	11.4	2.8	0.1	(127.2)
Net earnings from discontinued operations (Note 3)						7.2
Net Loss						(120.0)

Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures

	Superior Propane	ERCO	Winroc	SEM	Corporate	Discontinued Operations (Note 3)	Total Consolidated
As at June 30, 2007							
Net working capital	28.9	34.2	74.1	4.0	(7.1)	–	134.1
Total assets	622.7	568.8	215.6	127.5	12.4	–	1,547.0
As at December 31, 2006							
Net working capital	60.8	32.0	69.7	(2.6)	19.0	–	178.9
Total assets	679.5	566.4	202.8	46.7	41.5	–	1,536.9
For the three months ended June 30, 2007							
Acquisitions (dispositions)	–	–	–	–	–	–	–
Other capital expenditures, net	–	1.1	–	0.7	–	–	1.8
For the three months ended June 30, 2006							
Acquisitions	–	–	–	–	–	–	–
Other capital expenditures, net	–	17.7	0.1	–	–	1.4	19.2
For the six months ended June 30, 2007							
Acquisitions (dispositions)	–	–	–	–	–	–	–
Other capital expenditures, net	–	1.8	0.9	0.7	–	–	3.4
For the six months ended June 30, 2006							
Acquisitions	–	–	–	–	–	–	–
Other capital expenditures, net	–	37.0	1.6	–	–	3.0	41.6

Geographic Information

	Canada	United States	Other	Total Consolidated	Discontinued Operations (Note 3)
Revenues for the three months ended June 30, 2007	401.4	89.7	15.5	506.6	–
Revenue for the six months ended June 30, 2007	961.3	183.6	35.9	1,180.8	–
Property, plant and equipment as at June 30, 2007	444.5	29.6	62.7	536.8	–
Total assets as at June 30, 2007	1,351.1	122.8	73.1	1,547.0	–
Revenues for the three months ended June 30, 2006	412.0	89.3	14.1	515.4	160.5
Revenues for the six months ended June 30, 2006	930.2	183.9	25.6	1,139.7	302.0
Property, plant and equipment as at December 31, 2006	468.1	33.2	69.8	571.1	–
Total assets as at December 31, 2006	1,305.4	148.5	83.0	1,536.9	–

14. Comparative Figures
Certain reclassifications of prior period amounts have been made to conform to current period presentations.

END